Exhibit 99.04

Village Farms International, Inc.

4700–80th Street

Delta, British Columbia

V4K 3N3

Annual Information Form

For the Year Ended December 31, 2016

March 31, 2017

TABLE OF CONTENTS

GLOSSARY OF TERMS	1

STRUCTURE OF THE COMPANY	2
Intercorporate Relationships	3

GENERAL DEVELOPMENT OF THE COMPANY	4
History	4
Tomato Suspension Agreement – Mexico	4
Refinancing	5
Marfa Repair	5
Purchase of Maxim Power (B.C.) Inc.	5
Financing	5
Operations Closure	5
Potential Future Developments	6

GREENHOUSE VEGETABLE INDUSTRY	6
Industry Overview	6

DESCRIPTION OF THE BUSINESS	8
Overview	8
Core Operating Principle	8
Greenhouse Facilities and Products	8
Sales, Marketing and Distribution	9
Production and Packaging Process	10
Product Development and Specialization	11
Product Pricing	11
Intellectual Property	11
Competition	11
Employees	12
Capital Expenditures	12
Energy Management Strategy	12
Foreign Exchange Strategy	12
Environmental and Regulatory Matters	13
British Columbia Vegetable Marketing Commission	13
Agency and Producer Licenses	14
Quota	14

CAPITAL STRUCTURE	14
Common Shares	14
Special Shares	15
Preferred Shares	15
Retained Interest of Michael DeGiglio	15
Book Entry System	15
Financial Year End	15

CREDIT FACILITIES	16
Credit Facilities	16
RISK FACTORS	16
Risks Relating to the Company	16
Risks Related to Tax	22

DIVIDENDS	23

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Dividend Policy	23
Historical Distributions	23

MARKET FOR SECURITIES	23
Trading Price and Volume	23

DIRECTORS AND MANAGEMENT	23
Board Committees	25
Cease Trade Orders or Bankruptcies	26
Penalties or Sanctions	26
Personal Bankruptcies	26
Conflicts of Interest	26

LEGAL PROCEEDINGS AND REGULATORY ACTIONS	27

TRANSFER AGENT AND REGISTRAR	27

EXPERTS	27

MATERIAL CONTRACTS	27

AUDIT COMMITTEE INFORMATION	27
Charter of the Audit Committee	27
Composition of the Audit Committee	27
Prior Approval Policies and Procedures	28
External Auditor Service Fees	28

ADDITIONAL INFORMATION	28

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FORWARD-LOOKING STATEMENTS

This annual information form contains certain “forward-looking statements”. These statements relate to future events or future performance and reflect our expectations regarding our growth, results of operations, performance, business prospects, opportunities or industry performance and trends, including the Company’s expectations for 2017 performance. These forward-looking statements reflect the Company’s current internal projections, expectations or beliefs and are based on information currently available to the Company. In some cases, forward-looking statements can be identified by terminology such as “may”, “will”, “should”, “expect”, “plan”, “anticipate”, “believe”, “estimate”, “predict” , “potential”, “continue” or the negative of these terms or other comparable terminology. A number of factors could cause actual events or results to differ materially from the results discussed in the forward-looking statements. In evaluating these statements, you should specifically consider various factors, including, but not limited to, such risks and uncertainties as availability of resource, competitive pressures and changes in market activity, risks associated with U.S. and international sales and foreign exchange, regulatory requirements and all of the other matters discussed under “Risk Factors” and elsewhere in this annual information form. Actual results may differ materially from any forward-looking statement. Although the Company believes that the forward-looking statements contained in this annual information form are based upon reasonable assumptions, you cannot be assured that actual results will be consistent with these forward-looking statements. These forward-looking statements are made as of the date of this annual information form, and other than as specifically required by applicable law, the Company assumes no obligation to update or revise them to reflect new events or circumstances.

GLOSSARY OF TERMS

“APDI” means Agro Power Development, Inc., a Delaware corporation;

“Bank” means the Canadian chartered bank referred to under “Credit Facilities”;

“BCVMC” means the British Columbia Vegetable Marketing Commission;

“Business” means the businesses carried on by the Company and its subsidiaries;

“CBCA” means the Canada Business Corporations Act, as amended;

“CDS” means CDS Clearing and Depository Services Inc.;

“CDS Participant” means a participant in the CDS depository service;

“Combination Transaction” means the combination transaction which closed on October 18, 2006 whereby the businesses of Hot House Growers Inc. and Village Farms were combined;

“Company” means Village Farms International, Inc. and, as the context requires, Village Farms International, Inc. together with its subsidiaries;

“Compensation Plan” means the share based compensation plan of the Company adopted on December 31, 2009;

“Common Shares” means the common shares in the capital of the Company;

“Conversion” means the plan of arrangement carried out under the CBCA and completed on December 31, 2009 whereby, among other things, the Fund was terminated and the ordinary unitholders of the Fund received Common Shares of the Company on a one for one basis;

“Credit Facilities” means the Term Loan, the Operating Loan and the VFCE Loan;

“EBITDA” means earnings before interest, taxes, depreciation, amortization, foreign currency exchange gains and losses on translation of long term debt, and unrealized gains on the changes in the value of derivative instruments and non-controlling interest;

“Fund” means Village Farms Income Fund, which was terminated on December 31, 2009 as part of the Conversion;

“IRS” means the Internal Revenue Service;

“Management” means the management of the Company and its subsidiaries who operate the Business;

“Operating Loan” has the meaning ascribed thereto under “Credit Facilities”;

“PACA license” means a license issued by the United States Department of Agriculture, established by the Perishable Agricultural Commodities Act; this license is required for any business selling fresh and frozen fruits and vegetables.

“Preferred Shares” the preferred shares in the capital of the Company;

“Prime Rate” means the floating annual rate of interest (based on a 365/366 day year) established and recorded by the Bank from time to time as a reference rate for purposes of determining rates of interest it will charge on loans denominated in Canadian dollars;

“Securityholders’ Agreement” means the agreement that was entered into on the completion of the Combination Transaction between, among others, the Fund, VF Opco and Michael A. DeGiglio as amended and restated on December 31, 2009 by, among others, the Company, VF Opco and Michael A. DeGiglio;

“Special Shares” means the special voting shares in the capital of the Company;

“Term Loan” has the meaning ascribed thereto under “Credit Facilities”;

“TSX” means Toronto Stock Exchange;

“Units” means the former ordinary units of the Fund, which were cancelled on December 31, 2009 in connection with the Conversion;

“U.S. Holdings” means VF U.S. Holdings Inc., a Delaware corporation;

“VF Canada GP” means Village Farms Canada GP Inc., a corporation incorporated under the laws of Canada that is the general partner of VF Canada LP;

“VF Canada LP” means Village Farms Canada Limited Partnership;

“VFCE” means VF Clean Energy, Inc.;

“VFCE Loan” has the meaning ascribed thereto under “Credit Facilities”;

“VFLP” means Village Farms, L.P.;

“VF Opco” means VF Operations Canada Inc., a corporation incorporated under the laws of Canada; and

“Village Farms” means, collectively, APDI and its subsidiary entities, as these entities existed prior to the completion of the Combination Transaction.

Words importing the singular number only include the plural and vice versa and words importing any gender include all genders. All dollar amounts set forth in this annual information form are in United States dollars, except where otherwise indicated.

STRUCTURE OF THE COMPANY

The Company is a corporation incorporated under the CBCA. The head and registered office of the Company and each of its Canadian subsidiaries is located at 4700 80th Street, Delta, British Columbia, V4K 3N3.

Intercorporate Relationships

The following chart illustrates the structure of the Company and its subsidiaries (including jurisdiction of establishment/incorporation and percentage of voting securities owned) as of December 31, 2016 and March 31, 2017:

Public
100%
VF Clean Energy, Inc. (Canada)
100%
Village Farms International, Inc. (Canada)
100%
Village Farms Canada GP Inc. (Canada)
100% Class B Units
100% Class A Units
Village Farms Canada Limited Partnership (British Columbia)
100%
VF Operations Canada Inc. (Canada)
Canada
100% Common Shares
US
VF U.S. Holdings Inc. (Delaware)
100%
Agro Power Development, Inc. (Delaware)
100%
Village Farms of Delaware, L.L.C. (Delaware)
99%
1% General Partner
Village Farms, L.P. (Delaware)

GENERAL DEVELOPMENT OF THE COMPANY

History

The Company’s predecessor, the Fund, completed its initial public offering as an income trust on December 23, 2003. The Company converted from an income trust to a publicly-traded company on December 31, 2009 as part of the Conversion. In connection with the Conversion, the Company changed its name to Village Farms International, Inc.

As of the date hereof, the Company has 38,882,945 Common Shares and no Special Shares issued and outstanding.

The Company’s premium product is grown in sophisticated, highly intensive agricultural greenhouse facilities located in British Columbia and Texas and is marketed and distributed under its Village Farms® brand name and other brand names, primarily to retail supermarkets and dedicated fresh food distribution companies. The Company also markets and distributes produce under exclusive arrangements for other greenhouse producers primarily located in British Columbia, central Mexico and the north eastern part of the United States. The Company markets and distributes its products throughout the United States and Canada. It currently operates four distribution centres located across the United States and Canada. Since its inception, the Company has been guided by a sustainable agriculture policy which integrates three main goals – environmental health, economic profitability and social and economic equality

Certain of the Company’s subsidiaries have operated vegetable producing greenhouses in British Columbia since 1989 and in Texas since 1995.

Tomato Suspension Agreement – Mexico

On June 22, 2012, a group of U.S. tomato growers, including VFLP, petitioned the U.S. Department of Commerce to withdraw their petition and requested termination of the 1996 Tomato Suspension Agreement (“1996 Agreement”) with Mexico. The basis of the petition was that Mexican tomato growers were ‘dumping’ tomatoes into the U.S. market which is a violation of U.S. regulations. Dumping is defined as an importer who is selling product in the U.S. market for less than their costs. Mexican producers claimed they were not dumping and were adhering to the 1996 Agreement, but U.S. tomato producers who represented more than 85% of all U.S. tomato production (the threshold for U.S. Department of Commerce intervention) stipulated that the 1996 Agreement was outdated, it should be terminated and an investigation into Mexican tomato dumping should ensue. Due to the high volume of Mexican imports of produce, in particular tomatoes (field, shade and greenhouse), the issue was raised at the highest levels of both countries governments.

Negotiations for a revised agreement began and resulted in a new agreement (the “Suspension Agreement”) which became effective on March 4, 2013. All signatories have agreed that they will not sell product at prices below the established reference prices in the new Suspension Agreement. The Suspension Agreement has two reference price periods: October 23 – June 30 (“winter”) and July 1 – October 22 (“summer”), and distinguishes between “Open Field/Adapted Environment” and “Controlled Environment”, although “specialty” tomatoes is a separate category from the growing environments. Each environment and category has different reference prices depending on the period and the packaging.

While VFLP and some other U.S. greenhouse growers would have preferred that there was a definitive definition of “greenhouse” – the definition of “Controlled Environment” uses the Certified Greenhouse Growers Association definition which essentially is a modern glass greenhouse.

All signatories must ensure that they and/or their initial U.S. selling agent adhere to the Suspension Agreement and must hold a valid and effective PACA license. It is a violation of the Suspension Agreement to sell at a new price below the minimum reference price and doing so could result in financial fines or loss of the seller’s or importer’s PACA license, which is required to buy or sell produce in the United States. Additionally, the Mexican government is requiring Mexican growers to formally register with the Mexican authorities in order to export to the U.S., and failing to do so will result in the denial of export rights.

The net result of the Suspension Agreement is positive for the Company as it has curtailed the ongoing issue of mislabeling Mexican field tomatoes as greenhouse tomatoes and sets a minimum floor price for selling to U.S. importers or retailers, if they buy directly. In the long run, the Company believes that the Suspension Agreement should slow down the rapid growth of tomato production in Mexico as real economics – selling for a profit – is brought to bear on Mexican growers. If the market price for U.S. tomatoes drops below the reference price, Mexican growers would be unable to export to the United States.

Refinancing

The Company completed a refinancing of its Term Loan and Operating Loan in 2013, and subsequent amendments to each facility in 2016. The Company’s Term Loan is with a lender that understands and appreciates the cyclical nature of agriculture and in particular the hydroponic greenhouse industry. The March 2016 amendment extended the maturity date on the Term Loan to May 1, 2021 and changed the amortization of principal to be spread over 15 years from the previous 14 years on a lower outstanding principal balance. This amendment provided the Company with greater flexibility in satisfying its debt services covenant under its Operating Loan due to lower annual principal payments.

In addition, the Company agreed to an amendment with the Bank which extends the term of its Operating Loan to May 31, 2021. The Operating Loan is a revolving facility of up to CA$13,000,000 is based on up to 90% of the Company’s accounts receivable. The Operating Loan is subject to a debt service coverage ratio that changes over rolling 12-month periods.

Marfa Repair

On May 31, 2012, a hail storm (“Hail Storm”) severely damaged all of the Company’s three greenhouses (then approximately 82 acres) located in Marfa, Texas forcing a shutdown of these facilities. The Company completed repairs on one of the Marfa facilities (approximately 40 acres) in 2012, which was in full production in 2013. The Company has completed repairs on an approximately 20 acre block of the remaining damaged 40 acre facility and started harvesting this block in late June 2014. At this time, it remains uncertain when the one remaining block (approximately 20 acres) will be rebuilt.

Purchase of Maxim Power (B.C.) Inc.

On July 17, 2014, the Company purchased Maxim Power (B.C.) Inc., a wholly-owned subsidiary of Maxim Power Corp., for approximately CA$5.2 million, which included a closing adjustment of CA$0.7 million for working capital. Maxim Power (B.C.) Inc. is a 7 megawatt power generation facility that is located on existing Village Farms property. The Company subsequently changed the name of this acquired company to VF Clean Energy, Inc. The facility that Village Farms acquired as part of the acquisition continues generating power under an existing long term power purchase agreement with British Columbia Hydro and Power Authority and improves the sustainability profile of Village Farms’ greenhouse operations in Delta, B.C.

Financing

As part of the VFCE acquisition, the Company, on September 26, 2014, entered into a loan agreement with the Bank. The non-revolving fixed rate loan of CA$3.0 million has a maturity date of June 30, 2023, a fixed interest rate of 4.98% per annum, and monthly payments of CA$36,000, which commenced in January 2015. See “Credit Facilities” for further information.

Operations Closure

In June 2014, the Company decided to close its Dominican Republic packhouse operations effective July 1, 2014. The operations in the Dominican Republic consisted of purchasing and packing peppers for shipment to the United States. Following its closure, the entity was sold to a third-party purchaser.

Potential Future Developments

The Company is currently exploring whether to produce certain higher margin alternative crops. The Company believes that if it commences growing such alternative crops, it will likely improve its profit margins. There can be no assurance, however, that the Company will ultimately grow any such alternative crops or that such crops will improve its profit margins. The Company intends to provide further updates with respect to these matters should relevant additional information become available. See “Forward Looking Statements”.

GREENHOUSE VEGETABLE INDUSTRY

Industry Overview

The North American Industry

The greenhouse vegetable industry in North America has experienced rapid growth over the past 20 years, particularly in the western regions of the United States, southwest British Columbia and southern Ontario in Canada, and concentrated areas in Mexico.

Based on figures from 2014, Mexico is the largest producer of greenhouse tomatoes, accounting for 50-60% of North American greenhouse vegetable production, followed by Canada and the United States. Based on figures from 2014, greenhouse tomatoes accounted for over 50% of tomato sales and tomato volume sold at retail stores in the United States. The retail sales data represents over 60% of the United States retailers, and it is estimated that retail sales represent 50% of the total fresh tomato market. The balance of fresh tomato sales are to the food service industry, which is primarily serviced by field tomato producers.

The following table illustrates greenhouse tomato production for the U.S., Mexico and Canada in 2014 (the most recent date for which this information is available):

Item	United States	Canada	Mexico	Total North America
Greenhouse tomato production (millions of pounds)	645	618	3,049	4,312
Greenhouse tomato area (hectares)[1]	923	556	12,925	14,434
Conversion: 1 hectare = 2.471 acres

[1]	The number of hectares in Mexico includes all protected crop most of which is a shadehouse rather than a greenhouse.

Sources: Fresh Tomato Production and Marketing trends in the N. American Market, by Dr. Roberta Cook, November 17, 2015. Greenhouse Consultants and Perishables Group Freshfact, Nielsen Business Media, Inc.

Greenhouse Industry — United States

The majority of greenhouse vegetable producers in the United States are located in the southwestern and western states, where the growing conditions are more ideal for winter growing operations and in some areas year-round production. New greenhouse facilities have recently been completed in the Midwest region of the United States and more are planned for this area. These facilities will have lights to allow them to produce in the winter months. Producing in the winter months is advantageous as produce prices are generally higher, although with increasing Mexican production, seasonal fluctuations are decreasing. The majority of greenhouse tomatoes produced in the United States are used for domestic consumption. In addition, the United States imports a significant portion of its supply of greenhouse tomatoes from Canada and Mexico to meet domestic demand, it is estimated that Mexican greenhouse vegetables comprise between 40 to 60% of consumption in the United States. Producers in the United States benefit from high yields, consistent product quality, year-round supply and closer proximity to its customers.

Greenhouse Industry — Canada

Among the North American greenhouse vegetable producers, Canada is the largest supplier from April to October of each year. Several factors, including climatic advantages (cooler summer temperatures) and the proximity of greenhouse producers to consumer markets, contribute to Canada’s favourable positioning relative to the United States during that time period. The primary markets for greenhouse produce grown in British Columbia include the west and northwest regions of the United States, as well as western Canada, while the primary markets for Ontario produce include the east and central regions of the United States, as well as eastern Canada.

The strengths of the Canadian greenhouse vegetable industry include its high yields and consistent product quality. The main weakness of the Canadian greenhouse industry relates to its lack of production during the historically higher priced winter months. However, because of the high volume of tomatoes produced in Canada during the April to October growing season, profits generated during this time period generally are sufficient to sustain producers through the full year.

Greenhouse Industry — Mexico

Although Mexico was the last to enter the greenhouse tomato industry in North America, it has more greenhouse tomato acreage than the United States and Canada combined. It should be noted there is no formal definition of a “greenhouse” and a significant portion of the greenhouse acreage in Mexico is very low-tech, employing shade field structures. The product from the shade facilities is in some instances marketed as greenhouse-grown, which until the recent update on the Suspension Agreement between the United States and Mexico (as described above) was not in violation of any regulations, but for the State of California regulations, which has a definition of greenhouse for produce sold within the state. Average yields and product quality in Mexico are comparatively low, due to the wide range of greenhouse technologies. Currently, Mexican producers tend to grow and market during the winter months as they have sufficient light levels to grow and cooler temperatures during these months, although the trend towards more sophisticated greenhouses is permitting a longer growing season, as well as increased yields.

Management believes that Mexico’s industry, however, is often challenged by high heating costs, less experienced management, less developed infrastructure, higher distribution costs, inconsistent product quality and the lack of an experienced sales and marketing organization. Over the last several years, the greenhouse industry in Mexico has continued to make significant advances with respect to its growing expertise and ability to extend its growing season, which continues to put pressure on produce pricing.

Pricing

Prices for vegetables fluctuate depending upon availability of supply and consumer demand. Greenhouse vegetable producers typically command a higher price for their products compared to field producers, as a result of the vegetables’ consistent quality, taste, appearance and year-round availability. This higher price, combined with higher production yields for greenhouse produce, typically offset the higher costs associated with greenhouse production relative to field production. Production costs for greenhouse grown produce are generally higher due to greater energy, labour, infrastructure, technological requirements and more intense crop yields per acre. As the fresh produce market share of big box retailers increases, pricing is moving towards more contract pricing for six, nine or even twelve month periods reducing some of the traditional seasonal pricing. Contract pricing does not provide volume guaranties.

Pricing for 2016 started out strong due to weather impacts on both greenhouse and field tomatoes due to the impact of El Nino, which did not adversely impact the Company’s Texas facilities in the first quarter of 2016. As the year progressed into late March, tomato pricing on all varieties was under downward pressure due to excess supply of greenhouse tomatoes as a result of increasing yields on existing facilities as light levels improved as the El Nino cycle faded as well as the addition of new facilities which came online as the growing season progressed. Other greenhouse operators have followed the industry trend and increased their production on specialty tomatoes which has made that produce category nearly as competitive as the larger tomato varieties. Average pricing over the last five years has continued to slowly decrease in large part due to the increasing supply of greenhouse tomatoes.

DESCRIPTION OF THE BUSINESS

Overview

The Company is one of the largest producers of premium quality greenhouse tomatoes in North America. The Company’s vegetables are grown hydroponically (without the use of soil) in a glass enclosed, high technology environment using sophisticated computer systems to control irrigation, fertilizers, carbon dioxide, light, temperature, ventilation, humidity and other climatic factors. The Company’s tomatoes are produced by plants that have been selected for their taste, quality and other characteristics and are not genetically modified.

The Company owns and currently operates a total of seven greenhouse facilities in British Columbia and Texas. In late 2011, the Company opened a new greenhouse facility in Monahans, Texas, which brought the number of operating greenhouse facilities to eight, but on May 31, 2012 the Company suffered a catastrophic Hail Storm at its three greenhouse facilities in Marfa, Texas. Since the Hail Storm, the Company has been able to repair and reopen two of the greenhouse facilities in Marfa, providing the Company with seven operational greenhouse facilities as of the date of this annual information form.

The Company operates an industry leading sales, distribution and marketing organization. In particular, the Company’s strategy focuses on forging strong customer relationships by servicing retailers on a year-round basis, and maintaining the highest standards of food safety.

The Company, through its subsidiary VFCE, owns and operates a 7 megawatt power plant that generates electricity.

Core Operating Principle

The Company’s core operating principle is to deliver fairness and satisfaction in its customer brand promise. Management strives to operate the business for optimal success by endeavoring to be:

•	a leading supplier of greenhouse grown produce in North America;

•	a producer of the highest quality product which adheres to the highest food safety standards;

•	a low cost producer;

•	a daily supplier to customers;

•	a provider of excellence in customer service and logistics;

•	enhancing investor value; and

•	an employer with a dynamic environment in which employees can grow and prosper.

Greenhouse Facilities and Products

All of the Company’s greenhouses use state of the art hydroponic technology and produce a combined estimated 100 to 115 million pounds of premium quality greenhouse tomatoes and cucumbers annually. All of the greenhouses are constructed of glass, aluminum and steel, and are located on land owned or leased by the Company. The Company continually evaluates its production facilities and has devised a planting strategy that optimizes its product mix.

The following table outlines the Company’s operating greenhouse facilities.

	Growing Area
Greenhouse Facility	Square Metres	Acres	Products Grown
Marfa, TX (2 greenhouses)	234,795	60	Tomatoes on-the-vine, beefsteak tomatoes, specialty tomatoes
Fort Davis, TX (1 greenhouse)	156,530	40	Specialty tomatoes
Monahans, TX (1 greenhouse) (Permian Basin facility)	118,200	30	Tomatoes on-the-vine, long English cucumbers
Delta, BC (3 greenhouses)	440,560	110	Tomatoes on-the-vine, beefsteak tomatoes, specialty tomatoes

Total	950,085	240

The Company embraces sustainable agriculture and environmentally friendly growing practices by:

•

utilizing integrated pest management techniques that use “beneficial bugs” to control unwanted pests. The use of natural biological control technology keeps plants and their products virtually free of chemical agents. This process includes regular monitoring techniques for threat identification, development of appropriate, tailored response strategies and the execution of these strategies;

•	capturing rainwater from some of its greenhouse roofs for irrigation purposes;

•	recycling water and nutrients during the production process;

•	growing plants in natural medium including coconut fibre and rock wool as opposed to growing in the soil and depleting nutrients; and

•	using dedicated environmental control computer systems which monitor and control almost all aspects of the growing environment thereby maximizing the efficient use of energy.

Sales, Marketing and Distribution

The Company is a leading marketer of premium-quality, value-added, branded greenhouse-grown produce in North America, and is a significant producer of tomatoes on-the-vine, beefsteak, cocktail, grape, cherry tomatoes, roma, Mini San Marzano (a tomato variety for which the Company currently has an exclusive agreement with the seed provider to be the sole grower in North America) and cucumbers at its facilities. The Company, from its supply partners, also distributes and purchases premium tomatoes, bell peppers and cucumbers in the United States and Canada produced by other greenhouse growers located in the United States, Canada and Mexico. The Company maintains high standards of food safety and requires the same of its contract growers, while providing on-time, effective and efficient distribution.

The Company strives to continually exceed the expectations of its customers by consistently providing superior product, including adding new product varieties and packaging innovations.

The Company has distribution capabilities that it believes exceed those of most of its competitors in the North American greenhouse vegetable industry. With leased distribution centres in Texas, Washington and British Columbia, the Company provides its customers with flexibility in purchasing. For the year ended December 31, 2016, the Company had an on-time delivery record of 98.8%, while maintaining competitive freight rates that management of the Company believes to be among the best in the industry.

The Company’s marketing strategy is to strategically position the Company to be the supplier of choice for retailers offering greenhouse produce by focusing on the following:

•	Year-Round Supplier. Year-round production capability of the Company enhances customer relationships, resulting in more consistent pricing.

•

Quality and Food Safety. Sales are made directly to retailers which ensures control of the product from seed to customer and results in higher levels of food safety, shelf life and quality control. Food safety is an integral part of the Company’s operations, and management believes that it has led, and currently leads, the industry in adopting Good Agricultural Practices. This program is modeled after the U.S. Food and Drug Administration’s Good Manufacturing Practices using the Primus Labs® format and third party auditors. All of the Company’s packing facilities undergo comprehensive food safety audits by Primus Labs®.

•

Quality Packaging and Presentation. Product is selected at a uniform size and picked at the same stage of vine ripeness. The packaging for the product is “display ready”, ensuring retail customers have a full view of the product on the supermarket shelf.

•

Exclusive Varieties. The Company expands its product profile to create and drive exclusive varietal relationships in North America that enable the Company to present consumers with an enhanced eating experience with the Village Farms brand.

•

Direct Sale to Retail Customers. Greenhouse produce (produce grown by the Company plus supply partner produce) is sold directly to supermarket chains, including Associated Wholesale Grocers, BJ’s Wholesale Club Inc., Costco Wholesale, Fred Meyer, The Fresh Market, Inc., Giant Eagle, Harris Teeter Supermarkets, HEB Grocery Company, The Kroger Co., Loblaw Companies Limited, Market Basket, Publix Super Markets, Inc., Safeway Inc., Sobeys Inc., Sam’s Club, Trader Joe’s, Wakefern Food Corp., Wal-Mart Stores, Inc., Whole Foods Market and Winco Foods LLC.

•

Excellence in Customer Service and Logistics. Logistics and distribution capability are key factors in ensuring fresh high quality product meets consumer demands. Management of the Company believes it has a competitive advantage through its logistics and distribution networks, which includes strategically located distribution centres.

The Company markets, sells and distributes all of its products, including products sold under exclusive marketing arrangements with its U.S., Canadian and Mexican greenhouse operations.

Production and Packaging Process

The production process for the Company’s west Texas facilities (Marfa and Fort Davis) starts in the spring. Raw materials purchased by the Company for its greenhouse operations include seeds, fertilizers and growing media purchased from several different suppliers. From May to June, the seeds purchased by the Company are grown by an independent third party contractor, which has specialized equipment and growing space, until the plants are approximately four to six weeks old, at which time they are transported to the Company’s Texas facilities. None of the Company’s plants or products are genetically modified. June through September, planting occurs in the greenhouses. From this point on, until the end of the season, plants are pruned to ensure that the optimal number of tomatoes are grown on each plant. Harvesting commences in September/October and generally continues until June of the following year.

The Company’s newest facility in Monahans, Texas, completed in December 2011, is based on the Company’s proprietary GATES® technology which is a state of the art technology that allows for a 12-month per year production. The greenhouse is fully enclosed and uses a proprietary system to cool the greenhouse even in the hot summer months. This facility grows cucumbers and tomatoes and is constantly planting and replanting to ensure a consistent level of production year-round, although as with any greenhouse summer production is higher due to longer daylight hours.

The production process in Canada for tomatoes is similar to the Company’s west Texas operations, although the timing for growing the seeds, planting, and harvesting occur at different times during the year. Specifically, from October to December, the seeds purchased by the Company’s Canadian operations are grown by an independent third party contractor. In December, planting occurs in the Company’s greenhouses. Harvesting commences in March and generally continues until late November of each year.

The tomatoes and cucumbers are vine-ripened and hand-picked for optimum taste and quality, at all of the Company’s facilities. Once harvested, products are sorted by grade and weight and packed for distribution to customers. The Company offers a variety of packaging for its tomatoes that are product and customer specific.

Product Development and Specialization

The Company is engaged in ongoing testing of new technologies and advanced growing systems, including test trials of new tomato varieties to determine whether they improve product quality, taste and production yields, or lower the cost of production. The Company tests these tomato varieties for their maturation period, resistance to disease, the size and quality of the tomatoes as well as the tomatoes’ shelf life and adaptability to seasonal changes in light. If a new variety shows promising characteristics, the Company will conduct a commercial trial where the new variety is planted on a larger scale, with performance results compared to the Company’s existing tomato varieties.

The Company launched its first exclusive tomato varieties in some select retailer accounts in late 2012. The initial reception, of one in particular – Mini San Marzano – has been well received and the Company has been expanding its production space to meet increasing retailer and consumer demand. In 2015, the Company reached additional exclusive seed agreements; the Company began harvesting and selling these products in 2015. In 2016, the Company focused on expanding the number of retailers who purchased its exclusive tomato varieties and expects to launch a new variety later in 2017.

The ability to produce and market exclusive tomato varieties allows the Company to differentiate its tomato product line from the more commoditised tomato varieties grown by others.

Product Pricing

Prices for the Company’s products have historically followed a seasonal trend of higher prices during the first and fourth quarters of the calendar year and lower prices in the summer months. This historical trend is rapidly changing with the ever-increasing supply of Mexican production, which due to Mexican climate conditions is concentrated in the winter months, as well the increasing influence of big box retailers who operate off partial to full year pricing contracts. Going forward, assuming these trends continue, pricing is likely to become less seasonal than it has been in the past. The Company’s goal is to exceed industry average prices by continuing to develop long-term customer relationships, providing a favourable product mix, developing exclusive varieties and delivering logistic efficiencies.

Intellectual Property

The Company owns and has registered many trademarks and service marks in the United States as well as some in Canada and other jurisdictions. The following is a list of the key trademarks registered in the United States, the Company’s primary distribution market: Village Farms®, Delectable TOV®, Baby Beefs®, From Our House To Your Home®, Hydrobites®, Hydroperfect®, Mini Sensations®, Sinfully Sweet Campari®, Savory Roma®, Lip-Smackn’ Grape®, Juicy Beefsteak®, Heavenly Villagio Marzano®, Cherry No. 9 Fall In Love Again®, Cabernet Estate Reserve®, True Rebel Mix®, A Revolution in Flavor®, BC Grown Logo®, Texas Grown Logo®, Good for the Earth ®, Village Farms Greenhouse Grown ®, Scrumptious Mini®, and Sweet Bells®.

Competition

The market for premium greenhouse grown produce is highly competitive. In addition to other domestic and foreign greenhouse producers, the Company competes with producers of field grown tomatoes that generally have prices substantially below those of greenhouse-grown tomatoes. Competition from producers in Mexico has increased due to increased acreage and improved yields due to the use of improved technology as well as a result of the North American Free Trade Agreement. Newly elected US President has stated his intent to “renegotiate” NAFTA but as of the date of this filing no specifics have been announced. See “General Development of the Company” for further information on Mexican tomato supplies.

The Company’s greenhouse competitors are located primarily in the United States, Canada and Mexico. Four of the larger North American greenhouse producers/distributors competing with the Company are Mastronardi Produce Ltd., Windset Farms Inc., Houweling Nurseries Ltd and Mucci Farms Ltd.

Offsetting the competitive pressures faced by the Company are substantial barriers to entry in North America related to the sizeable initial capital outlay requirements of a modern greenhouse, significant ramp up time, the need for operational expertise and capable sales, marketing and distribution abilities.

Employees

The Company has approximately 1,200 employees and contract workers, the majority of whom are employed in the Company’s greenhouse operations. None of the employees are covered by a collective bargaining agreement. In the opinion of Management, the Company enjoys a good working relationship with its employees.

Capital Expenditures

During the year ended December 31, 2016, the Company spent approximately $2.2 million on capital assets (2015—$2.1 million). During the year ended December 31, 2016, the capital expenditures were used for improvements to existing facilities, distribution centres or information technology systems or hardware.

For the foreseeable future, Management estimates that average annual maintenance capital expenditures on its tomato greenhouse facilities will be approximately $2.0-$3.0 million per year. This amount will consist mainly of technological upgrades, ongoing repairs of growing systems and improvements to existing facilities. In addition to maintenance capital expenditures, the Company incurs ongoing repair and maintenance costs which are expensed as incurred and therefore not included in capital expenditures. These expenses averaged $2.2 million per year during the last three fiscal years.

During 2017, Management anticipates capital investment spending to be between $2.0 million and $3.0 million.

Energy Management Strategy

The Company employs the following energy management strategy:

•

when feasible, contract for forward purchases of natural gas at favourable rates. At this time, due to the expectation of low natural gas pricing for the foreseeable future, no forward purchase contracts are in place;

•

develop techniques to reduce the use of natural gas. The Company has installed energy screens in all of its U.S. greenhouse facilities and most of its Canadian greenhouse facilities and has experienced a substantial reduction in gas usage;

•	continue to investigate methods to extract food grade CO2 from the landfill gas at the Delta, BC greenhouse facilities;

•	continue to investigate alternate fuels, such as biomass or woodwaste; and

•	continue to investigate the concept of closed greenhouses and the use of geothermal energy.

Foreign Exchange Strategy

The Company’s reporting currency is the U.S. dollar to more accurately represent the economic environment in which it operates.

For the 2017 fiscal year, it is expected that approximately 80% of the Company’s costs will be incurred in U.S. dollars, and approximately 85% of its revenues will be earned in U.S. dollars. As a result, Management believes that the

Company is benefiting from a “matching” of revenues and expenses by currency. The Company also has the ability to enter into foreign exchange contracts and foreign exchange options for the purchase of Canadian dollars in order to reduce the risks of exchange rate fluctuations affecting the level of Canadian dollars needed for Canadian operations, as well as the purchase of Euros affecting both its Canadian and U.S. operations.

Environmental and Regulatory Matters

Greenhouse operations in the United States are subject to numerous environmental laws and regulations, including the Food Quality Protection Act of 1996, the Clean Air Act, the Clean Water Act, the Resource Conservation and Recovery Act, the Federal Insecticide, Fungicide and Rodenticide Act, the Toxic Substances Control Act and the Comprehensive Environmental Response, Compensation and Liability Act.

The Company’s U.S. greenhouse operations are subject to regulations enforced by, among others, the U.S. Food and Drug Administration (“FDA”) and the United States Department of Agriculture (“USDA”). The FDA enforces statutory standards regarding the branding and safety of food products and determines the safety of food substances in the United States. The USDA sets standards for raw produce and governs its inspection and certification. Under the Perishable Agricultural and Commodities Act, the USDA exercises broad control over the marketing of produce in domestic and foreign commerce, sets standards of fair conduct as to representations, sales, delivery, shipment and payment for goods, and regulates the licensing of produce merchants and brokers. The Company’s U.S. growing operations are also subject to oversight by the U.S. Environmental Protection Agency regarding the use of fertilizers and pesticides protection.

Similar to the U.S. regulatory requirements described above, the Company’s Canadian operations are subject to various general commercial regulations, including those relating to food safety, packaging and labelling, occupational health and safety, phyto sanitary certificates for cross border shipments, product source and re call capability, and anti bioterrorism measures for cross border shipments.

The Company is committed to protecting the health and safety of employees and the general public, and to sound environmental stewardship. The Company believes that prevention of incidents and injuries, and protection of the environment, benefits everyone and delivers increased value to its shareholders, customers and employees. The Company has health and safety and environmental management and systems and has established policies, programs and practices for conducting safe and environmentally sound operations. Regular reviews and audits are conducted to assess compliance with legislation and Company policy.

The Natural Products Marketing (BC) Act (the “Act”) and certain federal orders issued under the Agricultural Products Act (Canada) give the British Columbia provincial government the authority to regulate the marketing and production of specific agricultural products. The British Columbia Marketing Board (“BCMB”) was created in 1935 to supervise and regulate marketing boards and commissions created under the Act. Independent of government, the BCMB’s primary mandate today is to administer the regulated marketing legislation in the public interest. The BCMB has three principal responsibilities: supervising all marketing boards and commissions; hearing appeals from organizations or persons who are dissatisfied or aggrieved by a decision of a marketing board or commission; and acting as a signatory to federal provincial agreements that govern the marketing of some regulated products.

British Columbia Vegetable Marketing Commission

The BCVMC has responsibility for promoting and regulating the production, transportation, packing, storage and marketing of regulated vegetables in British Columbia. It also requires greenhouse growers to market through agencies licensed by the BCVMC to encourage the orderly distribution of regulated products. The BCVMC has the right to regulate the time and place at which, and to designate the agency through which, a regulated product must be produced, packed, stored, transported or marketed, and can also determine the manner of distribution, the quantity and the quality, grade or class of these products. It can also (but in the case of greenhouse tomatoes and bell peppers currently does not) set the prices at which a regulated product or a grade or class of it may be bought or sold in British Columbia.

Agency and Producer Licenses

The BCVMC issues licenses to agencies and producers in British Columbia on an annual basis by way of general orders passed by the BCVMC. Licensed agencies are authorized to purchase greenhouse vegetables from licensed producers and to market those vegetables within British Columbia and for interprovincial or export trade. The Company, through one its Canadian subsidiaries, has been authorized to buy and sell produce grown in British Columbia since February 6, 2007.

Licensed producers, such as VF Canada LP, operate the facilities in which greenhouse vegetables are produced and must be a member of an agency licensed by the BCVMC. Only producers licensed by the BCVMC can sell their products to an agency licensed by the BCVMC.

Quota

Each year, VF Canada LP is allocated a quota by the BCVMC to plant a specified number of square metres of its greenhouses with a particular crop. There are no restrictions on the amount of product that VF Canada LP can produce in its allocated quota area. The table below summarizes VF Canada LP’s allocations since 2015 at the start of each year:

(square metres)	2017	2016	2015
Tomatoes on-the-vine	165,082	165,082	165,082
Beef tomatoes	98,784	98,784	98,784
Specialty tomatoes	176,694	176,694	176,694

Total	440,560	440,560	440,560

VF Canada LP retains the right to be allocated the same amount of quota for each subsequent crop year. However, VF Canada LP can, and often does, apply for changes in specific quota allocations to optimize product mix and improve financial returns.

CAPITAL STRUCTURE

Common Shares

The Company is authorized to issue an unlimited number of Common Shares. Each Common Share entitles the holder thereof to receive notice of and to attend all meetings of shareholders of the Company and to one vote per Common Share at such meetings (other than meetings at which only the holders of another class of shares are entitled to vote separately as a class). The Common Shares entitle the holders thereof to receive, in any year, dividends on the Common Shares as and when declared by the board of directors of the Company, provided that payment of such dividends is not prohibited under law and after payment of any applicable amounts to which holders of any Preferred Shares may be entitled. In the event of the liquidation, dissolution or winding-up of the Company, whether voluntary or involuntary, after payment of or other proper provision for all of the liabilities of the Company and the payment of any amounts payable to holders of the Preferred Shares, the holders of the Common Shares will be entitled to share pro rata in all remaining property or assets of the Company.

The ability of a beneficial owner of Common Shares to pledge such Common Shares or otherwise take action with respect to such shareholder’s interest in such Common Shares (other than through a CDS Participant) may be limited due to the lack of a physical Common Share certificate.

The Company has the option to terminate the registration of the Common Shares through the book entry system in which case definitive certificates for the Common Shares in fully registered form would be issued to beneficial owners of such Common Shares or their nominees.

Special Shares

The holders of Special Shares are entitled to one vote for each Special Share held at all meetings of shareholders of the Company other than meetings at which only the holders of another class of shares are entitled to vote separately as a class; provided that in no event shall the votes attached to the Special Shares exceed 45% of the votes otherwise attached to the Common Shares and Special Shares then outstanding. In certain circumstances, the holders of Special Shares will not be entitled to vote separately as a class and will not be entitled to dissent. The holders of Special Shares will not be entitled to share in any distribution of the property or assets of the Company upon the dissolution, liquidation or winding-up of the Company, whether voluntary or involuntary, or in the event of any other distribution of assets of the Company among its shareholders for the purpose of winding-up its affairs. The provisions of the Special Shares cannot be modified by the Company without first obtaining, by separate affirmative vote, two-thirds of the votes cast at a meeting of the holders of the shares of such class.

The holders of Special Shares are not entitled to receive any dividends. The Company has redeemed all of the Special Shares that were previously issued and outstanding.

Preferred Shares

The Company is authorized to issue an unlimited number of Preferred Shares. The Company’s board of directors will fix the number of Preferred Shares, as well as the designation, rights, privileges, restrictions and conditions for each series of Preferred Shares that may be issued, subject to the Company filing the applicable articles of amendment under the CBCA. Preferred Shares will have preference over Common Shares with respect to the payment of dividends and in the distribution of assets in the event of the liquidation, dissolution or winding-up of the Company, be it voluntary or involuntary, or any other distribution of the assets of the Company among its shareholders for the purpose of winding-up its affairs. Preferred Shares will have no right to vote on shareholder matters, subject to certain exceptions. No changes to the provisions of the Preferred Shares may be made without the approval of the holders of the Preferred Shares.

Retained Interest of Michael DeGiglio

Pursuant to the terms of the Securityholders’ Agreement, the Company has granted to its Chief Executive Officer, Michael DeGiglio certain pre-emptive rights, as well as “demand” and “piggy back” registration rights, which will enable Mr. DeGiglio to require the Company to file a prospectus (in the case of a demand registration) and otherwise assist with a public offering of Common Shares, subject to certain limitations. In the event of a “piggy back” offering, the Company’s financing requirements are to take priority. Subject to the approval of the TSX, in the event that the Company decides to issue equity securities or securities convertible into or exchangeable for equity securities of the Company other than to officers, employees, consultants or directors of the Company or any subsidiary of the Company pursuant to a bona fide incentive compensation plan, the Securityholders’ Agreement provides, among other things, Michael DeGiglio with pre-emptive rights to purchase such number of newly issued equity securities in order to maintain his pro rata ownership interest in the Company.

Book Entry System

Registration of interests in and transfers of the Common Shares are made only through the book entry system administered by CDS. Common Shares must be purchased, transferred and surrendered for redemption through a shareholder’s applicable CDS Participant. All rights of shareholders must be exercised through, and all payments or other property to which such shareholder is entitled will be made or delivered by, CDS or the CDS Participant through which the shareholder holds such Common Shares. Upon the purchase of any Common Shares, a shareholder will typically receive only a customer confirmation from their applicable CDS Participant through which the Common Shares were purchased.

Financial Year End

The fiscal year end of the Company is December 31.

CREDIT FACILITIES

Credit Facilities

On March 28, 2013, the Company entered into a new term facility among VF Canada LP (the “Borrower”), certain affiliates of the Borrower, as guarantors, and Farm Credit Canada (the “Term Loan”). On March 24, 2016, the Term Loan was amended. The following summary describes the current provisions of the Term Loan. The Term Loan matures on May 1, 2021. The current balance of the Term Loan is US$42,969,395. Subject to acceleration upon an event of default, the outstanding balance of the Term Loan will be payable by way of monthly instalments of principal and interest based on an amortization period of 15 years, with the balance of the term loans and all unpaid accrued interest to be paid in full at maturity. The Term Loan is subject to annual financial covenants as well as other positive and negative covenants typical for this type of loan. The Term Loan is a LIBOR borrowing plus a margin based on the prevailing coverage ratio at each reporting date. The interest rate as at the date of this annual information form was 5.53456% per annum.

In addition to the Term Loan described above, the Company also has an operating credit facility with a Canadian chartered bank (the “Bank”). This revolving operating loan of up to CA$13,000,000 is at variable interest rates with a maturity date of October 12, 2021 (the “Operating Loan”). The borrowing base is based on 90% of current accounts receivable less priority claims. No amount was drawn on the Operating Loan as at December 31, 2016 (December 31, 2015 – $nil) which is available to a maximum of CA$13,000,000, less two outstanding letters of credit of US$320,000 and CA$39,000. Interest on amounts borrowed is calculated by way of Prime Rate, US Prime Rate, Base Rate or LIBOR plus a margin. It is the Company’s choice on how it will borrow, and all undrawn funds are charged a stand-by fee of 0.375% per annum. As of the date of this annual information form, the outstanding balance of the Operating Loan is approximately $5.0 million.

On September 26, 2014, the Company’s subsidiary, VFCE, entered into a loan agreement with the Bank (the “VFCE Loan”). The VFCE Loan is a non-revolving fixed rate loan of CA$3.0 million, has a maturity date of June 30, 2023, a fixed interest rate of 4.98% per annum, and monthly payments of CA$36,000 which commenced in January 2015.

As security for the borrowings, the Company has provided, among other things, promissory notes, a first mortgage on all of the greenhouse properties, and general security agreements over its assets. The borrowings are subject to certain positive and negative covenants customary for loans on terms similar to the Credit Facilities. The Company and certain of its direct and indirect subsidiaries, including APDI, have provided full recourse guarantees of the Credit Facilities and have granted security therefore. As at December 31, 2016, and through March 31, 2017, the Company was in compliance with all covenants.

RISK FACTORS

The risks and uncertainties described below are not the only risks and uncertainties facing the Company. Additional risks and uncertainties not currently known to Management or that Management currently deems immaterial also may impair the operations of the Company. If any of the following risks actually occur, the Company’s business, results of operations and financial condition, could be adversely affected.

Risks Relating to the Company

Product Pricing

The greenhouse vegetable industry is highly competitive and sensitive to changes in the price of greenhouse tomatoes, bell peppers and cucumbers. The price of greenhouse produce is affected by many factors including supply and demand, negotiations between buyers and sellers, quality and general economic conditions, all of which could have a material adverse effect on the financial condition of the Company. Demand for the Company’s products is subject to fluctuations resulting from adverse changes in general economic conditions, evolving consumer preferences, nutritional and health-related concerns and public reaction to food spoilage or food contamination issues. General supply of tomatoes, bell peppers and cucumbers is subject to fluctuations relating to weather, insects, plant disease and changes in greenhouse acreage. There can be no assurance that consumption will increase or that present consumption levels will be maintained. If consumer demands for greenhouse produce decreases, the Company’s financial condition and results of operations may be materially adversely affected.

Maintain Profitability

The Company’s ability to continue to generate comparable net earnings is based, in part, on its ability to maintain its low cost structure to sustain its EBITDA margins. These margins are dependent upon the Company’s ability to continue to profitably sell produce and to be the supplier of choice to its customers. The failure to develop and successfully adapt new products at favourable margins or an increase in cost of goods or operating costs could have a material adverse effect on the financial condition, results of operations, and cash available.

A principal objective of the Company is to pursue operational efficiencies. Profitability depends in significant measure on its ability to, among other things, successfully manage, identify and implement operational efficiencies. There can be no assurance that the Company will be successful in managing its cost control and productivity improvement measures.

Risks Inherent in the Agricultural Business

The Company’s revenue involves the growing of greenhouse produce, an agricultural product. As such, the Company is subject to the risks inherent in the agricultural business, such as weather, insects, plant and seed diseases and similar agricultural risks. Although the Company grows its products in climate-controlled greenhouses, carefully monitors the growing conditions within its greenhouses and retains experienced production personnel, there can be no assurance that natural elements will not have a material adverse effect on the production of its products.

Natural Catastrophes

The Company’s operations may be adversely affected by severe weather including wind, snow, hail and rain, which may result in its operations having reduced harvest yields due to lower light levels, or a more catastrophic event as occurred at the Company’s Marfa, Texas facilities on May 31, 2012, when it lost all three of its operating greenhouses to a short but powerful hail storm. Although the Company anticipates and factors in certain periods of lower than optimal light levels, extended periods of severe or unusual light levels may adversely impact its financial results due to higher costs and missed sales opportunities arising from reduced production yields.

The Company’s business operations, some of which are located on the British Columbia coast, are located in an area that is geologically active and considered to be at risk from earthquakes. The Company’s earthquake deductible is 10% of the Company’s loss caused by the earthquake, subject to a maximum deductible of CA$5,000,000.

Climate change over time is predicted to lead to changes in the frequency of storm events as well as their severity. The Company is unable to predict the impact of climate change on its business.

While the Company maintains insurance coverage, it cannot predict that all potential insurable risks have been foreseen or that adequate coverage is maintained against known risks.

Retail Consolidation

The Company’s top ten customers for the years ended December 31, 2016 and 2015 accounted for approximately 63% and 65%, respectively, of total revenues. As a result of continuing retail consolidation, the Company’s U.S. retail customers grow larger and become more sophisticated enabling them to demand lower pricing, special packaging or varieties as well as increased promotional programs. If the Company is unable to use its scale, marketing expertise and market leadership position to respond to these trends, it may have a material adverse effect on its financial condition and results of operations.

Covenant Risk

Under the terms of the Credit Facilities, the Company is subject to a number of covenants, including debt service covenants. These covenants could reduce the Company’s flexibility in conducting the Company’s operations by limiting the Company’s ability to borrow money and may create a risk of default on the Company’s debt (including by a cross-default to other credit agreements) if the Company cannot satisfy or continue to satisfy these covenants. In the event that the Company cannot comply with a debt covenant, or anticipates that it will be unable to comply with a debt covenant in the future, management may seek a waiver and/or amendment from the applicable lenders in respect of any such covenant in order to avoid any breach or default that might otherwise result there from. If the Company defaults under any of the Credit Facilities and the default is not waived by the applicable lenders, the debt extended pursuant to all of its debt instruments could become due and payable prior to its stated due date. The Company cannot give any assurance that (i) its lenders will agree to any covenant amendments or waive any covenant breaches or defaults that may occur under the applicable debt instruments, or (ii) it could pay this debt if it became due prior to its stated due date. Accordingly, any default by the Company under its existing debt that is not waived by the applicable lenders could materially adversely impact the Company’s results of operations and financial results and may have a material adverse effect on the trading price of its Common Shares. See also “Risk Factors—Dependence Upon Credit Facilities”.

Dependence Upon Credit Facilities

The Company is subject to fluctuations in its working capital on a month to month basis. Consistent with its past practice, the Company may draw down on revolving credit facilities available under its Operating Loan. There can be no assurance that the Company will continue to have access to appropriate credit facilities on reasonable terms and conditions, if at all. An inability to draw down upon credit facilities could have a material adverse effect on the Company’s business, financial condition and results of operations.

Competition

The greenhouse vegetable industry in North America is highly competitive. The Company faces competition from numerous greenhouse operators throughout North America and, to a lesser extent, Europe. Some of the Company’s competitors have strong economic resources and are well established as suppliers to the markets in which the Company’s products are sold. Accordingly, such competitors may be better able to withstand volatility within the industry and challenging economic times due to retaining greater operating and financial flexibility than the Company. There can be no assurance that the Company will be able to compete successfully against its current or future competitors or that such competition will not have a material adverse effect on the Company’s financial condition and results of operations and the amount of cash available for distribution to shareholders.

Transportation Disruptions

Due to the perishable and premium nature of the Company’s products, the Company depends on fast and efficient road transportation to distribute its product. Any prolonged disruption of this transportation network could have an adverse effect on the Company’s financial condition and results of operations.

Labour

The Company’s operations are labour intensive, particularly during peak harvest months. In Canada, most of the Company’s labour is supplied by contract labour suppliers on short-term contracts and workers hired through the Seasonal Agriculture Workers Program. There can be no assurance that the Company will be able to source sufficient skilled labourers in the future. In the case of the facilities in west Texas, a portion of the Company’s labour is documented workers in Mexico who cross the U.S. border on a daily basis into Texas. There can be no assurance that the Company would not be impacted by any decision relating to control of the U.S./Mexico border. In the case of the facility in Monahans, Texas it is situated in the middle of the Texas oil and gas patch and finding and retaining farm workers at affordable rates is an ongoing challenge. Any shortage of such labour could restrict the ability of the Company to operate its greenhouses and to distribute its product to its customers.

Efforts by labour unions to organize the Company’s employees could divert management attention away from regular day-to-day operations and increase the Company’s operating expenses. Labour unions may make attempts to organize the Company’s non-unionized employees. Management is not aware of any activities relating to union organizations at any of its greenhouse facilities. Management cannot predict which, if any, groups of employees may seek union representation in the future or the outcome of any collective bargaining. If the Company is unable to negotiate acceptable collective bargaining agreements, it may have to wait through “cooling off” periods, which are often followed by union initiated work stoppages, including strikes. Depending on the type and duration of any work stoppage, the Company’s operating expenses could increase significantly, which could have a material adverse effect on its financial condition, results of operations and cash flows.

Governmental Regulations

The Company’s operations are governed by a broad range of federal, state, provincial and local environmental, health and safety laws and regulations, permits, approvals, and common law and other requirements that impose obligations relating to, among other things: worker health and safety; the release of substances into the natural environment; the production, processing, preparation, handling, storage, transportation, disposal, and management of substances (including liquid and solid, non hazardous and hazardous wastes and hazardous materials); and the prevention and remediation of environmental impacts such as the contamination of soil and water (including groundwater). Failure by the Company to comply with applicable laws, rules, regulations and policies may subject the Company to civil or regulatory proceedings, including fines, injunctions, administrative orders or seizures, which may have a material adverse effect on the Company’s financial condition and results of operations. Also, as a result of the above requirements, the Company’s operations and ownership, management and control of property carry an inherent risk of environmental liability (including potential civil actions, compliance or remediation orders, fines and other penalties), including with respect to the disposal of waste and the ownership, management, control or use of transport vehicles and real estate. Compliance with all such laws and future changes to them is material to the Company. The Company has incurred and will continue to incur significant capital and operating expenditures to comply with such laws. Future discovery of previously unknown environmental issues, including contamination of property underlying or in the vicinity of the Company’s present or former properties or manufacturing facilities, could require the Company to incur material unforeseen expenses. All of these risks and related potential expenses may have a material adverse effect on the Company’s financial condition and results of operations.

Product Liability

As a producer of food products, the Company is subject to potential product liabilities connected with its operations and the marketing and distribution of vegetable products, including liabilities and expenses associated with contaminated or unsafe product. There can be no assurance that the insurance against all such potential liabilities maintained by the Company will be adequate in all cases. In addition, even if a product liability claim was not successful or was not fully pursued, the negative publicity surrounding any such assertion could harm the Company’s reputation with its customers. The consequences of any of the foregoing events may have a material adverse effect on the Company’s financial condition and results of operations.

Key Executives

The Company depends heavily on each member of its management team and the departure of a member of management could cause its operating results to suffer. The future success of the Company will depend on, among other things, its ability to keep the services of these key executives and to hire other highly qualified employees at all levels. The Company will compete with other potential employers for employees, and it may not be successful in hiring and retaining the services of executives and other employees that it requires. The loss of the services of, or the Company’s inability to hire, executives or key employees could hinder its business operations and growth.

Uninsured and Underinsured Losses

The Company maintains at all times insurance coverage in respect of potential liabilities of the Company and the accidental loss of value of the assets of the Company from risks, in those amounts, with those insurers, and on those terms as Management considers appropriate to purchase and which is readily available, taking into account all relevant factors including the practices of owners of similar assets and operations, as well as costs.

Not all risks are covered by insurance or the insurance may have high deductibles, and no assurance can be given that insurance will be consistently available or will be consistently available on an economically feasible basis, or that the amounts of insurance will at all times be sufficient to cover each and every loss or claim that may occur involving the assets or operations of the Company and loss payments may not be as timely and responsive as the Company’s working capital needs require. In particular, damage caused by an accidental or natural disaster to any or all of the Company’s key production facilities may result in significant replacement costs and loss of business that may not be fully recoverable or is subject to a high deductible (such as an earthquake in British Columbia) under any insurance policy.

The Company does not carry crop loss insurance.

Cyber Security

Cyber security has become an increasingly problematic issue for issuers and businesses in Canada and around the world, including the Company. Cyber-attacks against organizations of all sizes are increasing in sophistication and are often focused on financial fraud, compromising sensitive data for inappropriate use or disrupting business operations. A cyber incident is considered to be any adverse event that threatens the confidentiality, integrity or availability of the Company’s information resources. More specifically, a cyber-incident is an intentional attack or an unintentional event that can include gaining unauthorized access to information systems to disrupt operations, corrupt data or steal confidential information. As the Company’s reliance on technology has increased, so have the risks posed to its systems. The Company’s primary risks that could directly result from the occurrence of a cyber-incident include operational interruption, damage to its reputation, damage to the Company’s business relationships, disclosure of confidential information regarding its employees and third parties with whom the Company interacts, and may result in negative consequences, including remediation costs, loss of revenue, additional regulatory scrutiny and litigation. The Company has implemented processes, procedures and controls to help mitigate these risks, but these measures, as well as its increased awareness of a risk of a cyber-incident, do not guarantee that its financial results will not be negatively impacted by such an incident.

Vulnerability to Rising Energy Costs

The Company’s greenhouse operations consume considerable energy for heat and carbon dioxide production, and are vulnerable to rising energy costs. Energy costs have shown volatility, which has and may continue to adversely impact the Company’s cost structure. Should the cost of energy rise, and should the Company face difficulties in sustaining price increases to offset the impact of increasing fuel costs, gross profit margins could be adversely impacted. See “Description of the Business — Energy Management Strategy”.

Risks of Regulatory Change

The Company is subject to extensive laws and regulations with respect to the production, handling, distribution, packaging and labelling of its products. Such laws, rules, regulations and policies are administered by various federal, state, provincial, regional and local health agencies and other governmental authorities. Changes to any of these laws and regulations could have a significant impact on the Company. There can be no assurance that the Company will be able to cost effectively comply with future laws and regulations. Failure by the Company to comply with applicable laws and regulations may subject the Company to civil or regulatory proceedings, including fines, injunctions, recalls or seizures, which may have a material adverse effect on the Company’s financial condition and results of operations. In addition, the Company voluntarily submits to guidelines set by certain private industry associations. Failure to comply with such guidelines or to adopt more stringent guidelines set by such associations in the future may result in lower sales in certain retail markets and may adversely affect the Company’s financial condition and results of operations. Among the regulations to which the Company is subject are those administered by the BCVMC. The BCVMC grants each licensed producer that it regulates an annual quota to produce specified products in a given year. The BCVMC also has the authority to set the prices at which a regulated product may be bought or sold in British Columbia. There can be no assurance that the BCVMC will not alter its quota allocation policy or that the BCVMC will not introduce pricing restrictions in a manner that could adversely affect the Company’s financial condition and results of operations. There can be no assurance that a modification of the current regulatory schemes will not have an adverse effect on the Company’s financial condition, results of operations.

Environmental, Health and Safety Risk

The Company’s operations are subject to national, regional and local environmental, health and safety laws and regulations governing, among other things, discharge to air, land and water, the handling and storage of fresh produce, waste disposal, the protection of employee health, safety and the environment. The Company’s greenhouse facilities could experience incidents, malfunctions or other unplanned events that could result in discharges in excess of permitted levels resulting in personal injury, fines, penalties or other sanctions and property damage. The Company must maintain a number of environmental and other permits from various governmental authorities in order to operate. Failure to maintain compliance with these requirements could result in operational interruptions, fines or penalties, or the need to install potentially costly pollution control technology. Compliance with current and future environmental laws and regulations, which are likely to become more stringent over time, including those governing greenhouse gas emissions, may impose additional capital costs and financial expenditures, which could adversely affect operational results and profitability.

Foreign Exchange Exposure

The Company estimates that approximately 85% of its sales will be recorded in U.S. dollars; as such it is necessary to convert U.S. dollars to Canadian dollars and Euros to pay for some of its production and overhead costs. Any foreign currency hedge arrangements that the Company has entered into may not protect it against any losses which may occur as a result of a fluctuation in the U.S./Canadian dollar or U.S./Euro exchange rates. As a result, such fluctuations may have an adverse impact on the Company’s financial results and the amount of free cash flow available for distribution to shareholders.

Risks Associated with Cross-Border Trade

The Company’s Canadian and U.S. product is actively sold cross-border. Markets in the United States and other countries may be affected from time to time by trade rulings and the imposition of customs, duties and other tariffs. There can be no assurance that the Company’s financial condition and results of operations will not be materially adversely affected by trade rulings and the imposition of customs duties or other tariffs in the future. Furthermore, there is no assurance that further trade actions will not be initiated by U.S. producers of greenhouse or field grown vegetables. Any prolonged disruption in the flow of the Company’s product across the U.S.-Canada border could have an adverse effect on the Company’s financial condition and results of operations.

Technological Advances

It is possible that more economical or efficient greenhouse production technology than what is currently used by the Company will be developed, thereby potentially adversely affecting the Company’s competitive position.

Accounting Estimates

The Company will be required to make accounting estimates and judgments in the ordinary course of business. Such accounting estimates and judgments will affect the reported amounts of its assets and liabilities at the date of the financial statements and the reported amounts of its operating results during the periods presented. Additionally, the Company will be required to interpret the accounting rules in existence as of the date of the financial statements when the accounting rules are not specific to a particular event or transaction. If the underlying estimates are ultimately proven to be incorrect, or if auditors or regulators subsequently interpret the Company’s application of accounting rules differently, subsequent adjustments could have a material adverse effect on its operating results for the period or periods in which the change is identified. The Company historically carried its land at historical cost. As at December 31, 2016, the Company has changed its policy so that land is now measured at fair value. The land will be revalued every three years. Subsequent adjustments to land value or changes in other accounting estimates could require the Company to restate its financial statements. A restatement of the Company’s financial statements could result in a material change in the price of the Common Shares.

Growth

The Company may not be able to successfully manage its growth. The Company’s growth strategy will place significant demands on its financial, operational and management resources. In order to continue its growth, it will need to add administrative, management and other personnel, and make additional investments in operations and systems. The Company may not be able to locate and train qualified personnel, or do so on a timely basis, or expand its operations and systems to the extent, and in the time, required.

Risks Related to Tax

Potential U.S. Permanent Establishment of VF Canada GP and VF Canada LP

Under the Canada U.S. Tax Convention, a Canadian resident will be subject to U.S. income taxation with respect to the business profits of such Canadian resident attributable to a permanent establishment (“PE”) of such Canadian resident located in the United States. A Canadian resident generally will be treated as maintaining a PE in the United States if, among other situations, an agent of the Canadian resident (other than an independent agent acting in the ordinary course of its business) has, and habitually exercises in the United States, authority to conclude contracts in the name of the Canadian resident.

Due to the cross border activity of certain employees of the Company, the United States may deem VF Canada GP and VF Canada LP to maintain a U.S. permanent establishment. In the event that such a U.S. permanent establishment is deemed to exist, VF Canada GP and VF Canada LP generally will be required to file U.S. federal income tax returns and will be subject to U.S. federal income tax with respect to the business profits allocable to such permanent establishment.

Advances by VF Opco to U.S. Holdings

In connection with the completion of the Combination Transaction, VF Opco loaned approximately CA$20,000,000 to U.S. Holdings (the “Advances”). As at December 31, 2016, CA$9,500,000 of the Advances remained outstanding. U.S. Holdings has claimed interest deductions with respect to the interest paid on the Advances in computing its income for U.S. federal income tax purposes. There can be no assurance that the IRS will not assert that any portion of the advances was equity in the U.S. borrower for U.S. federal income tax purposes. If the IRS were successful in this assertion, payments made by U.S. Holdings on such Advances would be treated as non-deductible distributions paid by U.S. Holdings to VF Opco and subject to U.S. federal withholding taxes. The Company anticipates that the amount of any such withholding taxes, net of positive tax consequences that may arise from related circumstances, will not be material. In addition, the deductibility of interest paid or accrued may be subject to various limitations. The Company anticipates that the amount of interest charged on such Advances that might otherwise be claimed as a deduction, will not be material.

Transfer Pricing

Pursuant to an annual sales agreement, VF Opco has agreed to sell some of its inventory to VFLP for resale in the United States, as well as VFLP has agreed to sell some of its inventory to VF Opco for resale in Canada. VF Opco and VFLP take the position that the amounts charged by VF Opco and VFLP for such inventory represent the fair market value of the goods sold. The IRS or the Canada Revenue Agency have and may, in the future, challenge the pricing as being in excess of fair market value. If the IRS or the Canada Revenue Agency were successful in challenging the pricing, VFLP’s U.S. or Canadian taxable income could be increased. The consequences being a higher overall effective tax rate, as well as the potential for higher tax payments.

U.S. Real Property Holding Corporation

If U.S. Holdings is, or has been within the prior five years, a United States real property holding corporation as defined under section 897 of the Internal Revenue Code, any portion of a distribution by U.S. Holdings to VF Opco which is treated as a gain for U.S. federal income tax purpose would be subject to United States federal income and withholding taxes.

DIVIDENDS

Dividend Policy

The Company has no current plans to pay dividends as it is growth focused. The amount of any dividends payable by the Company will be at the discretion of the board of directors of the Company and may vary depending on, among other things, the Company’s earnings, financial requirements for the Company’s operations, growth opportunities, debt covenants, the satisfaction of the solvency tests imposed by the CBCA for declaration and payment of dividends and the conditions existing from time to time.

Historical Distributions

The Company has not paid any cash dividends or distributions on any class of the Company’s securities for any of the three most recently completed financial years.

MARKET FOR SECURITIES

Trading Price and Volume

The Common Shares are listed and posted for trading on the TSX under the symbol “VFF”. The following table sets forth the trading price range and trading volume of the Common Shares for the most recently completed financial year, as reported by the TSX:

Month		High	Low	Volume

2016	January	0.87	0.78	597,463

	February	0.90	0.77	652,312

	March	1.50	0.87	1,489,482

	April	1.58	1.34	1,012,557

	May	1.70	1.40	1,091,239

	June	1.75	1.46	581,386

	July	1.74	1.50	211,377

	August	1.63	1.18	378,777

	September	1.45	1.24	193,338

	October	1.49	1.26	116,823

	November	1.45	1.28	136,951

	December	1.45	1.30	887,669

DIRECTORS AND MANAGEMENT

The following table sets forth the name, position with the Company, municipality of residence, principal occupation during the five preceding years, period of service for each of the directors and executive officers of the Company and the number of Common Shares beneficially owned by him/her, directly or indirectly, or over which he/she exercises control or direction:

Name and Municipality of Residence(1)	Position	Principal Occupation During the Past Five Years(1)	Service as a Director/Executive Officer	No. of Common Shares Beneficially Owned(2)

Michael A. DeGiglio Florida, USA	Director, and Chief Executive Officer	Chief Executive Officer of the Company	Director and Executive Officer since October 18, 2006	10,004,149

John P. Henry(3) Massachusetts, USA	Director	Retired senior executive	Director since October 18, 2006	5,000

David Holewinski(3),(4) Michigan, USA	Director	Management Consultant	Director since June 21, 2011	115,500

John R. McLernon(4) British Columbia, Canada	Chair of the Board Directors	Honorary Chairman and Co-Founder of Colliers International	Director since January 18, 2005	68,500

Stephen C. Ruffini Florida, USA	Director, Executive Vice President and Chief Financial Officer	Chief Financial Officer of the Company	Director since 2014 and Executive Officer since January 5, 2009	300,000

Christopher C. Woodward(3)(4) British Columbia, Canada	Director	President, Woodcorp Investments Ltd. (private investment company)	Director since November 10, 2003	115,000

Dr. Roberta Cook California, USA	Director	Marketing Consultant	Director since January 4, 2016	Nil

(1)

The information as to municipality of residence and principal occupation, not being within the knowledge of the Company, has been furnished by the respective directors and executive officers individually.

(2)

The directors and executive officers of the Company beneficially own, directly or indirectly, or exercise control or direction over an aggregate of 10,607,649 Common Shares, representing approximately 27.3% of the issued and outstanding Common Shares. The information as to Common Shares beneficially owned or over which a director or executive officer exercises control or direction, not being within the knowledge of the Company, has been furnished by the director or executive officer individually.

(3)	Member of the Audit Committee of the Company.
(4)	Member of the Compensation and Corporate Governance Committee of the Company.

Each of the directors of the Company holds office for a term expiring at the close of the next annual meeting of shareholders or until his/her successor is appointed, unless his or her office is earlier vacated.

The following are brief profiles of the directors and executive officers of the Company:

Michael A. DeGiglio, Director and Chief Executive Officer of the Company. Mr. DeGiglio is a founder of Village Farms International through preceding companies and has served as its Chief Executive Officer since its inception in 1989. Mr. DeGiglio joined EcoScience Corporation (NASDAQ) a bio-technology company, in November 1992 upon its acquisition of Agro-Dynamics Inc., a company Mr. DeGiglio founded in 1984 and served as President since its inception. Additional, he served as President and Chief Executive Officer of EcoScience from 1995 until its merger with Village Farms in 1999. Prior to commencing his business career in 1983, Mr. DeGiglio served on active duty in the United States Navy from 1976 through 1983, and in the Naval Air reserves from 1983 through 2001, retiring at the rank of Captain. Throughout his Naval career, Captain DeGiglio held multiple Department head positions, successfully completed a tour as Commanding Officer of a jet squadron, performed multiple tours overseas, accumulated over 5,000 hours of military flight time, and completed numerous senior management and military courses. Mr. DeGiglio received a Bachelor of Science degree in Aeronautical Science from Embry Riddle Aeronautical University (ERAU) in Daytona Beach, Florida. He has served as the former Chairman of the Presidential Advisory Board of ERAU.

John P. Henry, Director of the Company. Mr. Henry has served as a director of the Company since 2006. From 1981 to 2000, Mr. Henry was employed by Ocean Spray Cranberries, Inc. (“Ocean Spray”), retiring as Senior Vice-President of Grower Relations and Chief Financial Officer in 2000. Ocean Spray grew from $400 million to $1.3 billion in revenues during his tenure. Mr. Henry also served as a Director of Nantucket Allserve Inc., a majority owned subsidiary of Ocean Spray. From 1980 to 1981 he was Chief Financial Officer of Castle Toy Co, Inc. prior to this; Mr. Henry was employed by Laventhol and Horwath providing auditing, consulting and tax services to large public and private companies. He received a Bachelor of Science degree in Business Administration and Master in Taxation degrees from Bryant College in Smithfield, Rhode Island. Mr. Henry is a non-practicing Certified Professional Accountant in the State of Rhode Island.

David Holewinski, Director of the Company. Mr. Holewinski is a Management Consultant. He served as a director of Agro Power Development Inc. (“APDI”) from 2004 until October 2006. Between 1995 and 2000, Mr. Holewinski also served as Senior Vice President of Business Development for APDI. Mr. Holewinski has co-founded two biotechnology companies, a company with cyber technology and also co-founded a company with novel precast concrete technology for the construction industry. Between 1983 and 1988, Mr. Holewinski was a Manager of Business Development for ConAgra Foods, Inc. Mr. Holewinski has a Bachelor of Arts degree from Pennsylvania State University and a Master of Business Administration degree from Harvard University.

John R. McLernon, Chairman and Director of the Company. Mr. McLernon is President of McLernon Consultants Ltd. He is Honorary Chairman and Co-Founder of Colliers International (“Colliers”), a global commercial real estate services company operating from 485 offices in 65 countries. He served as Chairman and Chief Executive Officer of Colliers from 1977 to 2002 and as Chairman until December 2004. Mr. McLernon also serves as a director of several public and private companies as well as major nonprofit organizations.

Stephen C. Ruffini, Director and Chief Financial Officer of the Company. Mr. Ruffini joined Village Farms in January 2009. Mr. Ruffini came to Village Farms from Performing Brands, Inc. where he served as Chief Operating Officer and Chief Financial Officer. Mr. Ruffini has 25 years of extensive financial, operations, investor relations and mergers and acquisitions experience with leading international companies, including Hit Entertainment plc, Lyrick Corporation and Arthur Andersen LLP. Mr. Ruffini is a Certified Public Accountant who holds an M.B.A. from the University of Texas, in Austin, Texas and a B.B.A. in Finance from the Southern Methodist University in Dallas, Texas.

Christopher C. Woodward, Director of the Company. Mr. Woodward is a member of the Audit Committee and Compensation Committee. Mr. Woodward serves as a chair or director of a number of private, public companies and charitable institutions. These include the P.A. Woodward Medical Foundation, Brentwood College and the Sea to Sky Gondola Corp. He serves as the current Chair Vancouver Coastal Health Authority, and the Chair of the Keg Royalty Trust. Mr. Woodward received his Bachelor of Arts (Economics) degree from the University of Western Ontario.

Dr. Roberta Cook, Director of the Company. On July 1, 2016, Dr. Cook retired from her 31-year position as a Cooperative Extension Marketing Economist in the Department of Agriculture and Resource Economics (ARE) at the University of California, Davis. She is currently an Emerita faculty member, and consults on a broad range of fresh produce marketing issues. She has a PhD in Agricultural Economics from Michigan State University. She serves on the board of directors of Ocean Mist Farms, and has been a board member of Naturipe Farms and Sunkist, as well as numerous other advisory boards in the produce industry. For nearly a decade, Dr. Cook was Faculty Director of the California Agribusiness Executive Seminar co-sponsored by University of California, Davis and Wells Fargo Bank. In 2011, The Packer honoured her as one of the top 25 produce industry leaders.

Board Committees

The board of directors of the Company currently has an audit committee and a compensation and corporate governance committee.

Audit Committee of the Company. This committee is comprised of John P. Henry, Christopher C. Woodward and David Holewinski, each independent directors of the Company, and is responsible for maintaining management’s accounting and financial reporting practices and procedures, the adequacy of internal accounting controls and procedures, the quality and integrity of the Company’s financial statements and related financial public disclosure and for liaising with the external auditors of the Company. The chairperson of the audit committee of the Company is John P. Henry.

Compensation and Corporate Governance Committee of the Company. This committee is comprised of John R. McLernon, David Holewinski and Christopher C. Woodward, who are all independent directors and is responsible for assisting the board in determining compensation of senior management as well as reviewing the adequacy and form of directors’ compensation. The committee reviews annually the Chief Executive Officer’s goals and objectives for the upcoming year and each year performs an appraisal of the Chief Executive Officer’s performance. This committee also administers and makes recommendations regarding the operation of the Compensation Plan and other incentive plans of the Company. The committee is responsible for developing the Company’s approach to corporate governance issues, advising the board in filling vacancies on the board and periodically reviewing the compensation and effectiveness of the board and the contribution of individual directors. The chairperson of the compensation and corporate governance committee of the Company is John R. McLernon.

Cease Trade Orders or Bankruptcies

To the knowledge of the directors of the Company, no director or officer of the Company and no personal holding company of any such persons is, as at the date hereof, or was within ten years prior to the date hereof, a director, chief executive officer or chief financial officer of any company that (a) was subject to an order that was issued while the director or executive officer was acting in the capacity as director, chief executive officer or chief financial officer, or (b) was subject to an order that was issued after the director or executive officer ceased to be a director, chief executive officer or chief financial officer and which resulted from an event that occurred while that person was acting in the capacity as director, chief executive officer or chief financial officer. For the purposes of this paragraph, “order” means a cease trade order, an order similar to a cease trade order or an order that denied the relevant company access to any exemption under securities legislation, in each case, that was in effect for a period of more than 30 consecutive days.

John R. McLernon was a director of Syscan International Inc. (“Syscan”), a public company whose shares were listed on the TSX Venture Exchange. Mr. McLernon resigned as a director of Syscan within the year preceding Syscan making an assignment to a trustee pursuant to the Bankruptcy and Insolvency Act (Canada) in December 2008.

Stephen C. Ruffini was Chief Operating Officer and Chief Financial Officer of Performing Brands, Inc., which filed for Chapter 7 bankruptcy protection on December 19, 2008, in the North District of Texas – Dallas division.

Penalties or Sanctions

To the knowledge of the directors of the Company, no director or officer of the Company, no shareholder holding a sufficient number of securities of the Company to affect materially the control of the Company and no personal holding company of any such persons has been subject to (a) any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority or has entered into a settlement agreement with a securities authority, or (b) any other penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable investor in making an investment decision.

Personal Bankruptcies

To the knowledge of the directors of the Company, no director or officer of the Company, no shareholder holding a sufficient number of the Company’s securities to affect materially the control of the Company, and no personal holding company of any such persons has, during the ten years prior to the date hereof, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or was subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold such persons assets.

Conflicts of Interest

To the knowledge of the directors of the Company, there are no existing or potential material conflicts of interest among the Company and a director or officer of the Company.

LEGAL PROCEEDINGS AND REGULATORY ACTIONS

The Company is not involved in any legal proceedings which would have a material effect on the Company. To the knowledge of Management, no legal proceedings of a material nature involving the Company are contemplated by any other party. There have not been any (a) penalties or sections imposed against the Company by a court relating to securities legislation or by a securities regulatory authority during the most recently completed financial year, (b) other penalties or sanctions imposed by a court or regulatory body against the Company that would likely be considered important to a reasonable investor in making an investment decision, and (c) settlement agreements the Company entered into before a court relating to securities legislation or with a securities regulatory authority during the most recently completed financial year.

TRANSFER AGENT AND REGISTRAR

The transfer agent and registrar for the Common Shares is Computershare Investor Services Inc. at its principal offices in Vancouver, British Columbia or Toronto, Ontario.

EXPERTS

The consolidated financial statements of the Company as at December 31, 2016 and December 31, 2015, which comprise the consolidated statements of financial position as at December 31, 2016 and 2015 and the consolidated statements of income and comprehensive income, changes in shareholders’ equity and cash flows for the years then ended, and the related notes, have been audited by PricewaterhouseCoopers LLP, Chartered Professional Accountants, in Vancouver, British Columbia. PricewaterhouseCoopers LLP has advised the Company that it is independent within the meaning of the Code of Professional Conduct of the Chartered Professional Accountants of British Columbia.

MATERIAL CONTRACTS

The only contracts entered into, other than in the ordinary course of business, that are material and that were entered into within the most recently completed financial year, or before the most recently completed financial year but are still in effect, are as follows:

(a)	the Term Loan;

(b)	the Operating Loan; and

(c)	the Securityholders’ Agreement.

The material contracts are described elsewhere in this annual information form.

AUDIT COMMITTEE INFORMATION

Charter of the Audit Committee

The terms of reference of the audit committee of the Company (the “Audit Committee”) are attached as Schedule A to this Annual Information Form.

Composition of the Audit Committee

The Audit Committee presently consists of John P. Henry (Chair), David Holewinski and Christopher C. Woodward. The education and experience of each member is described under “Directors and Management”.

Each member of the Audit Committee is independent and financially literate, as such terms are defined in National Instrument 52 110 — Audit Committees.

Prior Approval Policies and Procedures

All non-audit services to be provided to the Company by the external auditors must either be approved explicitly in advance by the Audit Committee, or by Management pursuant to certain pre approval policies and procedures established by the Audit Committee that are detailed as to the particular services that may be pre-approved.

The Audit Committee may delegate to one or more members of the Audit Committee the authority to grant such pre approvals. The decisions of such member(s) regarding approval of non-audit services shall be reported by such member(s) to the full Audit Committee at its first scheduled meeting following such pre approval.

External Auditor Service Fees

The following table sets forth, by category, the fees billed in Canadian dollars by PricewaterhouseCoopers LLP, the Company’s auditors, for the periods ended December 31, 2016 and 2015:

Fee Category	2016	2015
Audit fees	$222,620	$271,958
Audit-related fees	9,500	11,025
Tax fees	66,824	61,201

Total	$298,944	$344,184

“Audit fees” and “Audit–related fees” include all fees paid to PricewaterhouseCoopers LLP for the audit of the annual consolidated financial statements, review of the interim financial statements, conversion to International Financial Reporting Standards and other services in connection with regulatory filings.

“Tax fees” include all fees paid to PricewaterhouseCoopers LLP for tax compliance, tax advice and tax planning, and advisory services.

ADDITIONAL INFORMATION

Additional information relating to the Company may be found on SEDAR at www.sedar.com. Additional information, including directors’ and officers’ remuneration and indebtedness, principal holders of the Company’s securities and securities authorized for issuance under equity compensation plans, as applicable, is contained in the Company’s management information circular for its most recent annual meeting of shareholders that involves the election of directors. Additional financial information is provided in the Company’s audited consolidated financial statements and management’s discussion and analysis for the Company’s most recently completed financial year.

SCHEDULE A

VILLAGE FARMS INTERNATIONAL, INC. (together with its subsidiaries, as the context requires, the “Company”)

AUDIT COMMITTEE CHARTER

December 31, 2009

The Company wishes to adopt certain procedures specified in this Charter.

1.	PURPOSE

The Audit Committee (the “Committee”) is a standing committee of the board of directors of the Company (the “Board”). The primary function of the Committee is to assist the Board in fulfilling its oversight responsibilities with respect to monitoring the Company’s accounting and financial reporting and practices and procedures; the adequacy of the Company’s internal accounting controls and procedures; and for reviewing the quality and integrity of financial statements and other financial information provided by the Company to securityholders and others, and approving the interim financial statements and the related management’s discussion and analysis as delegated by the Board.

2.	STRUCTURE AND OPERATIONS

The Committee shall be comprised of three or more members of the Board, who all satisfy the “independence” and “financial literacy” requirements of National Instrument 52-110 – Audit Committees (“NI 52-110”), as amended. No member of the Committee shall be an officer or employee of the Company, or any affiliate of the Company.

For the purposes of this Charter, a member of the Committee is “independent” if the member has no direct or indirect material relationship with the Company, as more fully defined in NI 52-110, and a member of the Committee is “financially literate” if he or she has the ability to read and understand a set of financial statements that present a breadth and level of complexity of the accounting issues that can reasonably be expected to be raised by the financial statements of the Company.

The members of the Committee shall be annually appointed by the Board and shall serve until such member’s successor is duly elected and qualified or until such member’s earlier resignation or removal. The members of the Committee may be removed, with or without cause, by a majority of the Board. Unless a chairperson (a “Committee Chair”) is elected by the full Board, the members of the Committee shall designate a Committee Chair by the majority vote of the full Committee membership. The Committee Chair shall be entitled to vote to resolve any ties. The Committee Chair will chair all regular sessions of the Committee and set the agendas for Committee meetings.

3.	MEETINGS

The Committee shall meet at least quarterly or more frequently as circumstances dictate. As part of its goal to foster open communication, the Committee shall periodically meet with management of the Company and the external auditors to discuss any matters that the Committee or each of these groups believes should be discussed. The Committee may meet privately with the auditors, outside counsel of its choosing and the Chief Financial Officer of the Company, as necessary. In addition, the Committee may meet with the external auditors and management of the Company quarterly to review the Company’s financial statements in a manner consistent with that outlined in Section 4 of this Charter.

The Committee may invite to its meetings any directors of the Company, management of the Company and such other persons as it deems appropriate in order to carry out its responsibilities. The Committee may exclude from its meetings any persons it deems appropriate in order to carry out its responsibilities.

A majority of the Committee members, but not less than two, will constitute a quorum. A majority of members present at any meeting at which a quorum is present may act on behalf of the Committee. The Committee may meet by telephone or videoconference and may take action by unanimous written consent with respect to matters that may be acted upon without a formal meeting.

The Committee Chair shall designate a person who need not be a member thereof to act as Secretary, who shall record the proceedings of the meetings. The agenda of each meeting will be prepared by the Secretary and, whenever reasonably practicable, circulated to each member prior to each meeting. The Committee shall maintain minutes or other records of meetings and activities of the Committee.

4.	RESPONSIBILITIES, DUTIES, AUTHORITY

The following functions shall be the common recurring activities of the Committee in carrying out its responsibilities outlined in Section 1 of this Charter. These functions should serve as a guide with the understanding that the Committee may carry out additional functions and adopt additional policies and procedures as may be appropriate in light of changing business, legislative, regulatory, legal and other conditions. The Committee shall also carry out any other responsibilities and duties delegated to it by the Board from time to time related to the purposes of this Committee outlined in Section 1.

The Committee in discharging its oversight role is empowered to investigate any matter of interest or concern that the Committee deems appropriate. In this regard, the Committee shall have the authority to retain outside counsel, accounting, or other advisors for this purpose, including authority to approve the fees payable to such advisors and other terms of retention.

The Committee shall be given full access to the Board, management of the Company, employees of the Company, directly and indirectly responsible for financial reporting, and independent accountants, as necessary, to carry out these responsibilities. While acting within the scope of this stated purpose, the Committee shall have all the authority of the Board.

Notwithstanding the foregoing, the Committee is not responsible for certifying the financial statements of the Company or guaranteeing the external auditors’ report. The fundamental responsibility for the financial statements and disclosures rests with management of the Company.

The Committee, through discussions with management of the Company and the external auditors, shall satisfy itself that management of the Company has established appropriate and cost-effective systems of internal control to safeguard assets from loss and unauthorized use, manage significant business risks and ensure accurate and timely financial reporting, and as otherwise contemplated by National Instrument 52-109—Certification and Disclosure in Issuers’ Annual and Interim Filings, as amended.

5. DOCUMENT REPORTS/REVIEWS

Annual Financial Statements and Management’s Discussion and Analysis

The Committee shall review with management of the Company and the external auditors prior to their public dissemination:

(a)	the annual audited consolidated financial statements of the Company;

(b)	the annual Management’s Discussion and Analysis of Financial Condition and Results of Operations of the Company (“MD&A”);

(c)	the results of external auditor’s examination of the annual consolidated financial statements and their report;

(d)	any significant changes that were required in the external audit plan;

(e)	any significant issues raised with management of the Company during the course of the audit, including any restrictions on the scope of activities or access to information; and

(f)	those matters related to the conduct of the audit that are required to be discussed under generally accepted auditing standards applicable to the Company.

Following completion of the matters contemplated above, the Committee shall make a recommendation to the Board with respect to the approval of the annual financial statements and annual MD&A with such changes contemplated and further recommended by the Committee as the Committee considers necessary.

Interim Financial Statements and Interim MD&A

The Committee shall review with management of the Company prior to their public dissemination, the interim unaudited consolidated financial statements of the Company and the interim MD&A. The Committee shall approve the interim financial statements and interim MD&A, as the Board has delegated this function to the Committee. The Committee shall have the authority to determine whether to request the Company’s external auditors to undertake a review engagement in respect of the interim unaudited consolidated financial statements from time to time, including in conjunction with a public offering of securities by the Company.

Press Releases

The Committee shall review with management of the Company, prior to their public dissemination, the annual and interim earnings press releases (paying particular attention to the use of any “pro forma” or “adjusted” non-GAAP information) as well as financial information and earnings guidance provided to analysts and rating agencies.

Reports and Regulatory Returns

The Committee shall review and discuss with management of the Company, and the external auditors to the extent the Committee deems appropriate, such reports and regulatory returns of the Company as may be specified by law.

Other Financial Information

The Committee shall review the financial information included in any prospectus, annual information form or information circular of the Company with the management of the Company and the external auditors, both together and separately, prior to their public dissemination, and shall make a recommendation to the Board with respect to the approval of such prospectus, annual information form or information circular with such changes contemplated and further recommended as the Committee considers necessary. The Committee shall review each annual information form of the Company to ensure the completeness and veracity of the mandated disclosure (as required by Form 52-110F1) about the Committee.

Charter

The Committee shall review and update this Charter periodically, as conditions warrant.

6.	FINANCIAL REPORTING PROCESSES

Establishment and Assessment of Procedures

The Committee shall satisfy itself that adequate procedures are in place for the review of the Company’s public disclosure of financial information extracted or derived from the financial statements of the Company and periodically assess the adequacy of these procedures annually.

Application of GAAP

The Committee shall assure itself that the external auditors are satisfied that the accounting estimates and judgments made by management of the Company, and their selection of accounting principles reflect an appropriate application of generally accepted accounting principles.

Practices and Policies

The Committee shall review with management of the Company and the external auditors, together and separately, the principal accounting practices and policies of the Company.

7.	EXTERNAL AUDITORS

Oversight and Responsibility

The Committee is directly responsible for overseeing the work of the external auditors engaged for the purpose of preparing or issuing an auditor’s report or performing other audit, review or attest services for the Company, including the resolution of disagreements between management of the Company and the external auditors regarding financial reporting.

Reporting

The external auditors shall report directly to the Committee and are ultimately accountable to the Committee.

Performance and Review

The Committee shall annually review the performance of the external auditors and recommend to the Board the nomination of the external auditors (and the compensation of the external auditors) or approve any discharge of the external auditors when circumstances warrant, for the purpose of preparing or issuing an auditor’s report or performing other audit, review or attest services for the Company.

Annual Audit Plan

The Committee shall review with the external auditors and management of the Company, the overall scope of the annual audit plan and the resources the external auditors will devote to the audit. The Committee shall annually review and approve the fees to be paid to the external auditors with respect to the annual audit, and shall recommend to the Board the fees to be paid to the external auditors.

Non-Audit Services

“Non-audit services” means all services performed by the external auditors other than audit services. All “non- audit” services to be provided to the Company by the external auditors must either be approved explicitly in advance by the Committee, or by management pursuant to certain pre-approval policies and procedures established by the Committee that are detailed as to the particular services that may be pre-approved.

The Committee may delegate to one or more members of the Committee the authority to grant such pre-approvals. The decisions of such member(s) regarding approval of “non-audit” services shall be reported by such member(s) to the full Committee at its first scheduled meeting following such pre-approval. Notwithstanding the foregoing, pre-approval is not necessary for certain de minimis “non-audit” services performed by the external auditors, as specified in Section 2.4 of NI 52-110.

Independence Review

The Committee shall review and assess the qualifications, performance and independence of the external auditors, including the requirements relating to such independence of the law governing the Company. At least annually, the Committee shall receive from and review with the external auditors, their written statement delineating all relationships with the Company and, if necessary, recommend that the Board take appropriate action to satisfy itself of the external auditors’ independence and accountability to the Committee.

8.	REPORTING

Reports to the Board

In addition to such specific reports contemplated elsewhere in this Charter, the Committee shall report regularly to the full Board regarding such matters, including:

(a)

any issues that arise with respect to the quality or integrity of the financial statements of the Company, compliance with legal or regulatory requirements by the Company, or the performance and independence of the external auditors of the Company;

(b)	proceedings at meetings of the Committee; and

(c)	such other matters as are relevant to the Committee’s discharge of its responsibilities.

Recommendations

In addition to such specific recommendations contemplated elsewhere in this Charter, the Committee shall provide such recommendations as the Committee may deem appropriate. The report to the Board may take the form of an oral report by the Committee Chair or any other member of the Committee designated by the Committee to make such report.

Reports to the Compensation and Corporate Governance Committee

The Committee shall provide reports or otherwise communicate with the Compensation and Corporate Governance Committee of the Company, as appropriate.

9.	WHISTLE-BLOWING

Procedures

The Committee shall establish procedures for:

(a)	the receipt, retention and treatment of complaints received by the Company regarding accounting, internal accounting controls, or auditing matters; and

(b)	the confidential, anonymous submission by employees of the Company of concerns regarding questionable accounting or auditing matters.

Such procedures will be reflected in the Code of Ethics and Whistleblower Policy of the Company and its subsidiaries, as amended from time to time.

10.	GENERAL

Access to Counsel

The Committee may review, periodically, with outside counsel of its choosing, any legal matter that could have a significant impact on the financial statements of the Company.

Hiring of Partners and Employees of External Auditors

The Committee shall annually review and approve the Company’s hiring policies regarding partners, employees and former partners and employees of the present and former external auditors of the Company.

General

The Committee shall perform such other duties and exercise such powers as may, from time to time, be assigned or vested in the Committee by the Board, and such other functions as may be required of an audit committee by law, regulations or applicable stock exchange rules.